March 31, 2008

Jay Webb

Reviewing Accountant

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Re:	LeCroy Corporation
Form 10-K for the fiscal year ended June 30, 2007
Filed September 13, 2007
File No. 000-26634

Dear Mr. Webb:

On behalf of LeCroy Corporation (the “Company”), please find for review by the Securities and Exchange Commission (the “Commission”) responses to the comments of the Staff of the Commission (the “Staff”) that were contained in your letter dated March 18, 2008 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in italicized, bold type and is followed by the Company’s response.

Form 10-K for the year ended June 30, 2007

1.	Summary of Significant Accounting Policies, page 59

Fiscal Year Ending Dates, Page 59

1.	Please refer to our prior comment 1. As previously requested, revise your future filings to include financial statements as of and for the periods ended on your actual fiscal year end date.

In future filings the Company will present its financial statements as of and for the periods ended on our actual fiscal year end dates.

Jay Webb

United States Securities and Exchange Commission

March 31, 2008

Goodwill, page 63

2.	Please refer to our prior comment 2. You responded that the initial step of your goodwill impairment testing consists of estimating the fair value of your aggregated reporting unit based on market capitalization plus an implied control premium. Please respond to the following:

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Your response related to “aggregated” reporting unit is not clear to us and seems inconsistent with your disclosures on page 63 that you only have one reporting unit. Please tell us what you mean when you say “aggregated” reporting units. Also please refer to paragraphs 30 and 31 of SFAS 142 and explain to us how many reporting units you have. Finally, explain how you determined your reporting units citing applicable U.S. GAAP.

The Company respectfully apologizes for its response to prior Comment 2 and for the confusion our previous reference to an “aggregated reporting unit” created. We note the Staff’s Comment and respectfully inform the Staff that we have one reporting unit, consistent with our disclosure in the Company’s Form 10-K. The sentence should have stated “The initial step consists of estimating the fair value of our reporting unit using a one year average, as reflected on NASDAQ National Market, value of our common stock at June 30, multiplied by the number of outstanding common shares (market capitalization).”

The Company considered paragraphs 30 and 31 of SFAS 142 in establishing that there is one reporting unit. A reporting unit is defined as the same or one level below the operating segment level as described in SFAS 131. The Company established and identified its single test and measurement operating segment, which is also the reporting unit, consistent with the management approach that underlies SFAS 131. The Company’s single reporting unit reflects the internal organization and processes by which management makes operating decisions, identified at the lowest level for which discrete financial information is available that management regularly reviews, allocates resources and assesses performance.

Our chief operating decision maker, the Company’s Chief Executive Officer (the “CEO”), makes decisions related to resource allocation based on the operating results of the Company as a whole. We have one reporting unit because none of the components of our operating segment constitute a business for which discrete financial information is available and for which our chief operating decision maker regularly reviews the results of operations.

Jay Webb

United States Securities and Exchange Commission

March 31, 2008

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Note that goodwill shall be tested for impairment at a reporting unit level. Refer to paragraph 18 of SFAS 142 and explain why the impairment testing at an “aggregate” reporting unit level is in accordance with U.S. GAAP.

As previously stated, the Company respectfully apologizes for its response to prior Comment 2. As detailed in our response in the previous question, the Company has determined that we have only one reporting unit, as defined in SFAS 142.

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You responded that you have periodically analyzed the need for a goodwill impairment since the filing of your fiscal 2007 Form 10-K. Explain to us when those analyses were performed and provide us the dollar amount of the market capitalization and the carrying value you used for each analysis as well as how the amounts were determined.

As a result of the decline in the Company’s stock price, which affected the Company’s market capitalization, the Company updated its goodwill impairment test as of September 29, 2007 and December 29, 2007 to identify whether a potential impairment of the Company’s recorded goodwill existed. The one-year average of the Company’s closing stock prices as traded on the NASDAQ National Market System was $9.59 and $8.89 per share for the first and second quarter periods ended September 29, 2007 and December 29, 2007, respectively.

Using $9.59 average stock price per share multiplied by common stock outstanding at September 29, 2007 of 12,373,520 shares; management estimated the fair value of the Company, before control premium, at approximately $118.7 million. This fair value before control premium was compared to the Company’s carrying amount of $114.7 million, including goodwill, as of September 29, 2007 to establish that no impairment of the Company’s recorded goodwill existed. Here, since the fair value before control premium exceeded the carrying value, a control premium was not applied to the valuation calculation, as it was not necessary, even though we believe that the control premium is reasonable to give effect to the additional benefits a purchaser would derive from control of the Company.

Jay Webb

United States Securities and Exchange Commission

March 31, 2008

Similarly, using the $8.89 average stock price per share multiplied by common stock outstanding at December 29, 2007 of 12,359,008 shares; management estimated the fair value of the Company, before control premium, at approximately $109.8 million. Here, since the fair value before control premium did not exceed the carrying value, a 30% control premium was applied to the valuation calculation, to calculate a fair value of $142.7 million, which was compared to the Company’s carrying amount of $117.3 million, including goodwill, as of December 29, 2007 to establish that no impairment of the Company’s recorded goodwill existed.

To establish a reasonable control premium, we considered: (i) the premiums paid in comparable companies’ recent domestic mergers and acquisitions; (ii) the premium paid in the October 2007 acquisition of the Company’s largest competitor; (iii) advice received from our investment bankers; and (iv) the Company’s past experiences with potential suitors, where a significant control premium was offered. Our best estimate of a reasonable control premium was 30%.

Since the fair value of our equity, using a one-year average, excluding any control premium, indicated a shortfall to the current carrying value, after the filing of the Company’s Quarterly Report on Form 10-Q for the period ended December 29, 2007, the Company retained a third party valuation advisor to assist management in reassessing the estimated fair value of our equity on a controlling interest basis. The preliminary valuation, which has not been finalized, supports our position that the estimated fair value of the Company, applying a control premium, exceeds the Company’s carrying value. We will disclose the final results in our future filings.

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Your explanation that you included an “implied” control premium as part of your period analyses is unclear to us. We note a control premium is a premium that an entity is willing to pay for ownership of an amount of equity securities that give it a controlling interest in a company (rather than less than a controlling interest). In the absence of an offer to purchase a controlling interest in you, it appears to us that it is not readily determinable. Explain to us how much of your total reporting unit fair value the “control premium” was for each of your impairment analyses and how you determined the control premium that an acquiring entity would be willing to pay for you.

Jay Webb

United States Securities and Exchange Commission

March 31, 2008

SFAS 142, Paragraph 23, provides that “[T]he market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole (Footnote 16). The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit.” Footnote 16, of Paragraph 23, of SFAS 142 states that: “Substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity. Consequently, measuring the fair value of a collection of assets and liabilities that operate together in a controlled entity is different from measuring the fair value of that entity’s individual equity securities. An acquiring entity often is willing to pay more for equity securities that give it a controlling interest than an investor who would pay for a number of equity securities representing less than a controlling interest. That control premium may cause the fair value of a reporting unit to exceed its market capitalization.”

As discussed above, there was no control premium applied in the first quarter of fiscal 2008 analysis. In the second quarter of fiscal 2008 analysis, a reasonable control premium of 30% was applied to the derived market capitalization.

We believe that the application of the market capitalization approach necessitates additional analysis because we believe: (i) the market might not be sufficiently valuing the Company’s cash flows; (ii) the market capitalization is based in part upon a thin trading volume whereby the impact of a shareholder willing to sell a nominal number of shares at decreased prices per share may have a significant impact on the Company’s overall market capitalization; and (iii) the market capitalization does not consider a control premium. Thus, we believe, our stock price, when taken in isolation, is not sufficient evidence of fair value.

As previously stated, our accounting position was based on footnote 16 of SFAS 142, which indicates that a control premium, even in the case of traded securities, may cause the fair value of a reporting unit to exceed its market capitalization. Thus, we believe that our goodwill balance was not and currently is not impaired.

•	We note that you will revise and expand your goodwill impairment accounting policy. Please provide us with your proposed disclosures about your accounting policy related to goodwill impairment.

We respectfully submit the following as an illustration of our proposed expanded goodwill impairment policy:

Jay Webb

United States Securities and Exchange Commission

March 31, 2008

Goodwill

SFAS No. 142, “Goodwill and Other Intangible Assets,” requires goodwill to be tested for impairment annually under a two-step approach, or more frequently, if events or changes in circumstances indicate that the carrying amount of the asset might be impaired. The goodwill impairment test is a two-step process which requires the Company to make judgmental assumptions regarding fair value. Testing is required between annual tests if events occur or circumstances change that would, more likely than not, reduce the fair value of the reporting unit below its carrying value. Such an event may occur if, for an extended period of time, the market value of the Company’s common stock plus a control premium were less than the carrying value of the Company. The Company obtains information on sales of similar sized companies in the technology sector to estimate a control premium.

Management also reviews the Company’s financial position quarterly for other triggering events as described in SFAS No. 142. Should actual results not meet expectations or assumptions change in future years, the impairment assessment could result in a lower fair value estimate which could result in an impairment charge that may materially affect the carrying value of the Company’s assets and results from operations.

Impairment is assessed at the “reporting unit” level by applying a fair value-based test. A reporting unit is defined as the same as or one level below the operating segment level as described in SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” The Company has one reporting unit, in the test and measurement business, because none of the components of the Company constitute a business for which discrete financial information is available and for which Company management regularly reviews the results of operations.

The first step is to identify if an impairment of goodwill has occurred by comparing the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill test is performed to measure the amount of the impairment loss, if any. In this second step, the “implied” fair value (as defined in SFAS No. 142) of the reporting unit’s goodwill is compared with the carrying amount of the goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill.

Jay Webb

United States Securities and Exchange Commission

March 31, 2008

As the Company consists of only one reporting unit, and is publicly traded, management estimates the fair value of its reporting unit utilizing the Company’s market capitalization, multiplying the number of actual shares outstanding by a one year average, as reflected on NASDAQ National Market, market price and, if necessary, applying an additional premium to give effect to the Company’s best estimate of a control premium, as if the Company was to be acquired by a single stockholder.

The Company completed the annual impairment test required under SFAS No. 142 as of June 30, 2007 and determined that there was no impairment to the recorded goodwill balance of $105.9 million. The Company did, however, during the fourth quarter of fiscal 2007 and 2006, reduce the goodwill by approximately $0.1 million and $0.4 million, respectively, as a result of a reversal of a pre-acquisition tax contingency reserve.

As a result of the decline in the Company’s stock price, which affected the Company’s market capitalization, the Company updated its goodwill impairment test as of September 29, 2007 and December 29, 2007, respectively, to identify whether a potential impairment of the Company’s recorded goodwill existed. The Company concluded that goodwill was not impaired at September 29, 2007 and December 29, 2007, respectively.

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As necessary, in future filings please expand the critical accounting estimate disclosures in your Management’s Discussion and Analysis to include the methodologies and the significant assumptions you used in goodwill impairment testing. For further guidance, refer to our Release 33-8350.

In future filings the Company will expand the critical accounting estimate disclosures in our Management Discussion and Analysis to include the methodologies and the significant assumptions used in our goodwill impairment testing.

If you have any questions or comments, please feel free to call me at 845-578-6102.

Very truly yours,

/s/ Sean B. O’Connor

Sean B. O’Connor

Chief Financial Officer

cc:	Joan Paciga, KPMG LLP
Roger Feldman, Esq., Fish and Richardson